Exhibit 99.1

Caledonia Mining Corporation Plc

Notice of Q1 2026 Results and Investor Presentation

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, April 28, 2026 - Caledonia Mining Corporation Plc ("Caledonia" or "the Company") expects to publish its operating and financial results for the quarter ended March 31, 2026 on Monday May 11, 2026.

A remote presentation for analysts and investors will be held on the same day, at 2:00pm London time, followed by an opportunity to ask questions.

A presentation of the results and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com).

Conference Call Details

A presentation for investors and analysts will be held as follows:

When: May 11, 2026 at 2:00pm London time

Topic: Q1 Results Call for Investors

Register in advance for this webinar:

Webcast link: https://stream.brrmedia.co.uk/broadcast/69dcf53466d5600014e43c01

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com